UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month April 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated April 4, 2014.	3

The company has invested over 20 million euros, doubling its plasma fractionation capacity in Spain

Grifols opens new plasma fractionation plant in Spain

•            The new facilities, at the Parets del Vallés Industrial Estate (Barcelona), were officially opened by the President of the Government of Catalonia, Artur Mas.

•            The plant doubles Grifols’ plasma fractionation capacity in Spain, to 4.2 million liters/year.

•            The new project will gradually generate almost 100 jobs, including both direct and indirect employment.

Barcelona, May 3, 2014: Grifols (MCE:GRF, MCE:GRF.P and NASDAQ:GRFS), a leader in the production of plasma-derived medicines, has officially opened its new plasma fractionation plant at Parets del Vallés (Barcelona, Spain), with the capacity to fractionate 2.1 million liters of plasma per year.

The inauguration was attended by the President of the Government of Catalonia, Artur Mas; the Minister of Health, Boi Ruiz; the Minister for Enterprise and Employment, Felip Puig i Godes and the Mayor of Parets del Vallés, Sergi Mingote. They were accompanied by President and CEO Victor Grifols and Director General of Instituto Grifols, Albert Grifols, together with other Grifols group senior managers, in a tour of the new facilities.

The plant is due to come on-stream shortly, as it already holds a European Medicines Agency (EMA) license and expects to obtain authorization from the US Food & Drug Administration (FDA) before the end of the year. The new facilities double the company’s plasma fractionation capacity in Spain, taking it to 4.2 million liters/year. Grifols has two other fractionation plants in the United States, with a combined fractionation capacity of over 5 million liters/year.

Grifols has allocated over 20 million euros to these manufacturing facilities, which will gradually generate almost 100 jobs, including both direct and indirect employment.

The new plant occupies 4,500 square meters, divided over three floors, and includes 20 high-tech reactors and a high level of automation.

It also includes improvements to reduce the environmental impact of its activities, such as thermal insulation solutions for pipes (to deliver energy savings) and a new ethanol distillation tower (enabling this waste product to be reused in the fractionation process).

The new facilities have been designed by Grifols Engineering S.A., a group company specializing in the engineering of biotechnological and pharmaceutical processes.

Grifols will allocate more than 600 million euros to manufacturing facilities between 2014 and 2016

Grifols is one of the leading companies in the world in the manufacture of plasma-based medicines, accounting for approximately 20% of the global market.

The manufacturing process by which plasma products are obtained requires advanced technology, and Grifols therefore constantly improves its facilities. These investments, and those allocated to the construction of new fractionation, purification and protein filling plants are some of the main lines of development included in the new capital expenditure plan. In total, Grifols plans to allocate more than 600 million euros to capital expenditure between 2014 and 2016.

Grifols’ three fractionation plants will enable it to fractionate 9.6 million liters of plasma per year

The first stage in the production of plasma-derived medicines is fractionation. Fractionating the plasma involves subjecting it to various changes of temperature and chemical conditions, among other procedures, causing each of the proteins with therapeutic properties to separate out. These proteins have to be purified and measured out before they can be used as medicines. The principal plasma proteins are intravenous immunoglobulin (IVIG), factor VIII, albumin and alpha-1- antitrypsin (Al-AT).

Grifols has two manufacturing centers in the United States and one in Spain. Together, the three plants give Grifols a total fractionation capacity of 9.6 million liters of plasma per year:

•                  Parets del Vallès (Barcelona, Spain). One of the largest plasma fractionation plants in Europe. Capacity to fractionate 4.2 million liters of plasma per year (including the new, recently-opened plant).

•                  Los Angeles (California, United States). Capacity to fractionate 2.2 million liters of plasma per year.

•                  Clayton (North Carolina, United States). Capacity to fractionate over 3 million liters of plasma per year.

Future plans provide for this to rise to over 12 million liters by 2016, following construction of the new Clayton plasma fractionation plant.

About Grifols

Grifols is a global healthcare company with a 70-year legacy of improving people’s health and well being through the development of life-saving plasma medicines, diagnostics systems, and hospital pharmacy products.

The company is present in more than 100 countries worldwide and is headquartered in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 150 plasma donor centers in the U.S., and a leading producer of plasma-derived biological medicines. The company also provides a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks and transfusion centers, and is a recognized leader in transfusion medicine.

In 2013, sales exceeded 2,740 million euros with a headcount of 13,200 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: April 4, 2014